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August 26, 2009                                VIA EDGAR

Michelle Roberts, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  John Hancock Trust
     Registration Statement on Form N-14 (File No. 333-160734)

Dear Ms. Roberts:

This letter responds to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me by telephone on August 17, 2009, with respect to the registration statement on Form N-14 under the Securities Act of 1933 (the "Act") (the "Registration Statement") of John Hancock Trust ("JHT") which was filed with the Commission via EDGAR on July 22, 2009. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing. Changes in response to the staff's comments as described below will be made in JHT's filing pursuant to Rule 497 under the Act.

COMMENT 1. In the Letter to Shareholders (pp. 1-2) (and where repeated under "Overview of the Reorganization" and "Reasons for the Reorganization"), please revise the last clause of the third full paragraph since, with regard to the Reorganization involving the Small Company Growth Trust, the Acquiring Fund has recently commenced operations while the Acquired Fund has been in operations for greater than 10 years.

Response: The last sentence of the referenced paragraph will be revised to state substantially as follows (revised language is [ ]):

     Moreover, for the [respective, indicated periods ended April 30, 2009], each of the Acquiring Funds has outperformed its corresponding Acquired
     Fund: the Lifestyle Balanced Trust for the one- three- and five-year periods; the Real Estate Securities and International Small Company Trusts for the one- and three-year periods; [the Mid Cap

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(DYKEMA LOGO)

Michelle Roberts, Esq.
August 26, 2009
Page 2


     Index Trust for the one-year period; and the Smaller Company Growth Trust for the period since its inception on October 7, 2008.]

COMMENT 2. In the paragraph referring to documents incorporated by reference (p.
6), please provide the 1933 Act and 1940 Act file numbers for the JHT prospectus.

Response: The requested change will be made.

COMMENT 3. Under "Overview of the Reorganization" (p. 9), please generally discuss the indirect fees that shareholders will bear. Note: if these fees are generally the brokerage commissions and portfolio transitioning costs discussed later in the paragraph, please explicitly state that these are indirect costs that shareholders bear.

Response: The paragraph relating to fees and expenses of the Reorganization will be revised to state substantially as follows (revised language is [ ]):

          Shareholders of an Acquired Fund will not incur directly any fee in connection with the Reorganization. [They will, however, bear indirectly the expenses of the Reorganization, and any related portfolio transitioning costs as described below, that are borne by the Acquired Fund.] The expenses of the Combination involving the Global Allocation Trust will be borne by this Acquired Fund because it is expected principally to benefit from the Combination; the expenses of the Combination involving the Emerging Small Company Trust will be allocated between the Acquired and Acquiring Funds on a relative net asset basis because both funds are expected to benefit from the Combination; and the expenses of the Combinations involving the Global Real Estate Trust, International Small Cap Trust and Mid Cap Intersection Trust will be borne by the Adviser in view of the impact on these Acquired Funds of recent, significant asset redemptions by JHT's Lifestyle Trusts. If the Reorganization is not consummated as to an Acquired Fund, the expenses of the Reorganization as to that fund will be paid by the Adviser. [In addition, an Acquired Fund that, prior to the Reorganization, disposes of portfolio securities that are not consistent] with its corresponding Acquiring Fund's investment process may incur brokerage commissions and other transaction costs, reducing the net asset value of its shares. These portfolio transitioning costs may be substantial with respect to the Combinations under Proposals 2 and 5 because, as stated above, substantially all of the portfolio securities of the Acquired Funds will be sold in connection with the Combinations. The estimated portfolio transitioning cost for the Global Allocation Trust under Proposal 2 is $32,900 (less than $.01 per share) and for the Mid Cap Intersection Trust under Proposal 5 is $12,700 ([approximately] $.01 per share).

COMMENT 4. In the last sentence of the first paragraph under "Investment Management Fees/Subadvisory Arrangements" for each Proposal, please insert after the clause "[a]s indicated

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(DYKEMA LOGO)

Michelle Roberts, Esq.
August 26, 2009
Page 3


in the notes to the table below" the following clause: "for the purpose of calculating management fees."

Response: The requested changes will be made.

COMMENT 5. In the notes to the table showing management fee schedules under "Investment Management Fees/ Subadvisory Arrangements" for each Proposal (as applicable), consider spelling out the name of the JHF II fund when that fund is referred to for a second time.

Response: The requested changes will be made.

COMMENT 6. Under "Investment Management Fees/ Subadvisory Arrangements" for each Proposal, please add the statement required by Item 5(a)(1)(iii) of Form N-1A describing the availability of a discussion of the basis for the Board's approval of advisory and subadvisory agreements.

Response: The requested changes will be made.

COMMENT 7. In the "Annual Fund Operating Expenses" table for Proposal 2 (p. 19) (and for other Proposals as applicable), please place the applicable footnotes next to the numbers to which they correspond (rather than next to a row or column heading unless applicable to the entire row or column).

Response: The requested changes will be made.

COMMENT 8. In the "Annual Fund Operating Expenses" table for Proposal 2 (p. 19) (and for other Proposals as applicable), should there be a note 2 to "Management Fees"? If so, please revise the note.

Response: Note 2 to the "Annual Fund Operating Expenses" table for Proposal 2 (the comment does not apply to any other Proposals) does not apply to "Management Fees" and will be deleted.

COMMENT 9. Under "Investment Management Fees/ Subadvisory Arrangements" for Proposal 2 (p. 21) (and for other Proposals as applicable), please consider highlighting the entire paragraph, or the last sentence of the paragraph, discussing advisory fees in the context of the combination of a fund having a non-affiliated subadviser into a fund having an affiliated subadviser.

Response: The last sentence of the referenced paragraph under Proposals 1, 2 and 5 will be highlighted.

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(DYKEMA LOGO)

Michelle Roberts, Esq.
August 26, 2009
Page 4


COMMENT 10. In the notes to the performance table under Proposal 2 (p. 22), please list the S&P 500 Index and the Combined Index in that order for both funds.

Response: The requested change will be made.

COMMENT 11. In the notes to the performance table under Proposal 2 (p. 23), please explain why the Combined Index is described differently in notes 3 and 6.

Response: The disclosure will be revised to clarify that the Combined Index for the Acquired Fund is different than the Combined Index for the Acquiring Fund.

COMMENT 12. Under Proposal 3 (p. 26), please delete the reference to note 1 from the "Annual Fund Operating Expenses" table caption.

Response: The requested change will be made.

COMMENT 13. Under "Performance" in Proposal 3 (p. 28) (and in other Proposals as applicable), please delete the last sentence of the second paragraph (relating to comparative NAV and Series I share performance) as unnecessary in view of the performance table notes.

Response: The requested change will be made under Proposal 3 (the comment does not apply to any other proposals).

COMMENT 14. In the "Annual Fund Operating Expenses" table for Proposal 4 (p.
34), please move note 3 from the column headings to the appropriate row heading.

Response: The requested change will be made.

COMMENT 15. In note 3 to the performance table under Proposal 4 (p. 37), please correct the name of the Citigroup index.

Response: The requested change will be made.

COMMENT 16. In the Capitalization tables for Proposals 2 and 5, please include as adjustments in the table reductions in net assets to reflect the expected portfolio transitioning costs to be incurred by the Acquired Funds. Please explain the adjustments (e.g., by revising the row heading to refer to transitioning as well as reorganization expenses).

Response: The captions for the Capitalization table rows showing expense adjustments and the expense adjustment figures will be revised to reflect estimated portfolio transitioning costs.

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(DYKEMA LOGO)

Michelle Roberts, Esq.
August 26, 2009
Page 5


COMMENT 17. In the voting instructions form, please update the signature line date from 2008 to 2009.

Response: The requested change will be made.

In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and certain other updating changes.

JHT acknowledges that staff comments or JHT's changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that JHT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC


/s/ Bruce W. Dunne

Bruce W. Dunne

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